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                              August 27, 2021

       Subash Menon
       Chief Executive Officer
       Bannix Acquisition Corp.
       300 Tice Boulevard; Suite 315
       Woodcliff Lake, New Jersey 07677

                                                        Re: Bannix Acquisition
Corp.
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form S-1
                                                            Filed August 19,
2021
                                                            File No. 333-253324

       Dear Mr. Menon:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2021 letter.

       Amendment No. 3 of Registration Statement on Form S-1

       Summary
       Private Placement Units, page 8

   1. We note your revised disclosure and response to prior comment 2. Please revise further throughout your
registration statement to ensure consistency with the amount of the loans and notes from Mr.
Yezhuvath currently outstanding that will be cancelled upon the
                                                        Offering in exchange
for private placement units, assuming both with and without over-
                                                        allotment. In this
regard, we note your disclosure on page F-15 that currently $1,105,000 of loans and promissory
note due to Mr. Yezhuvath is outstanding, that $75,000 of the outstanding loans will
be forfeited if over-allotment is not exercised in full, and that you
 Subash Menon
Bannix Acquisition Corp.
August 27, 2021
Page 2
         do not anticipate borrowing the remaining $225,000 until a business combination is announced. Your disclosure revisions should include, but not be limited to, the following:

             On the cover page you disclose that in the event of over-allotment, 20,000 private placement units will be issued to Yezhuvath for the cancellation of $300,000 in additional loans he has made or agreed to make. Disclose the outstanding amount of additional loans that will be cancelled for which Yezhuvath will receive private placement units in connection with the offering in the event of an over-allotment.
           Such disclosure should reflect loans outstanding at the time of the offering and not include the $225,000 that you do not anticipate drawing in connection with the offering.
           Revise pages 8 and 14 to disclose the total amount of currently outstanding notes and loans from Mr. Yezhuvath that will be cancelled at the time of the offering assuming there is no over-allotment, clarifying that $75,000 of outstanding loans will be cancelled with no units issued.
           On page 16 you disclose $1.3 million of loans outstanding as of the date of this prospectus. With the increase in Mr. Yezhuvath's loans, the total borrowings from
           Yezhuvath and Rao currently outstanding is $1,375,000. Revise this disclosure to reflect the updated total amount of notes and loans that will be cancelled at the time of the offering, and that of this amount $75,000 of Mr. Yezhuvath's loans will be cancelled with no units issued if no exercise of over-allotment. Additionally, revise to remove disclosure that the sponsor will be "purchasing" the units from cancelled loans. Finally, disclose that you do not anticipate borrowing the remaining $225,000 available under Yezhuvath's loan agreement until a business combination is announced, clarifying that no additional units will be issued as $225,000 of the loan will be forfeited.
           Revise the gross proceeds from private placement units without over-allotment in the
           Use of Proceeds disclosure on page 56 to reflect the increase in total borrowings from
           Yezhuvath and Rao currently outstanding or advise. Similarly, revise your pro forma net tangible book value per share calculations for the Dilution disclosures.
           Revise footnote (2) to Use of Proceeds and footnote (1) to your pro forma net tangible book value per share calculation on page 60, to disclose the total amount of currently outstanding notes and loans from Mr. Yezhuvath that will be cancelled at the time of the offering, clarifying that $75,000 of such loans will be cancelled with no units issued. Also, revise your parenthetical disclosure in relation to Mr.
FirstName LastNameSubash      Menon in loans will be cancelled. Such disclosure
should reflect
           Yezhuvath that $1,330,000
Comapany loans
           NameBannix     Acquisition
                 outstanding            Corp.
                              at the time  of the offering and not include the
$225,000 that you do
           not anticipate
August 27, 2021 Page 2    drawing  in  connection  with the offering.
FirstName LastName
 Subash Menon
FirstName LastNameSubash
Bannix Acquisition Corp. Menon
Comapany
August 27, NameBannix
           2021        Acquisition Corp.
August
Page 3 27, 2021 Page 3
FirstName LastName
       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology